                                               ----------------------------
                                               |OMB APPROVAL              |
                                               ----------------------------
                                               |OMB NUMBER: 3235-0145     |
                                               |EXPIRES: OCTOBER 31, 2002 |
                                               |ESTIMATED AVERAGE BURDEN  |
                                               |HOURS PER RESPONSE....14.9|
                                               ----------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1 )*

                   International Shipholding Corporation
                  ---------------------------------------
                               (Name of Issuer)

                        common stock, $1.00 par value
                  ---------------------------------------
                       (Title of Class of Securities)

                                 460321 20 1
                  ---------------------------------------
                               (CUSIP Number)

                               not  applicable
                  ---------------------------------------
         (Date of Event Which Requires Filing of this Statement)

Check  the  appropriate box to designate the rule pursuant to which  this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                              Page 1 of 5 pages

CUSIP No. 460321 20 1
          .................

- ----------------------------------------------------------------------------

     1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       Erik Lee Johnsen
 ............................................................................
- ----------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
 .................................................................

       (b)
 .................................................................

- ----------------------------------------------------------------------------

     3. SEC Use Only
 .......................................................
- ----------------------------------------------------------------------------

     4. Citizenship or Place or Organization       United States
                                            ...............................
- ----------------------------------------------------------------------------

Number of     5.  Sole Voting Power     321,159
                                   ........................................
              --------------------------------------------------------------
Shares Bene-
ficially      6.  Shared Voting Power     0
                                     ......................................
              --------------------------------------------------------------
Owned by Each
Reporting     7.  Sole Dispositive Power     321,159
                                        ...................................
              --------------------------------------------------------------
Person With:
              8.  Shared Dispositive Power     0
                                          ..................................
- ----------------------------------------------------------------------------

     9. Aggregate Amount Beneficially Owned by Each Reporting Person 321,199
                                                                    ........
- ----------------------------------------------------------------------------

    10. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ..........................................
- ----------------------------------------------------------------------------

    11. Percent of Class Represented by Amount in Row (11)     5.11
                                                          ..................
- ----------------------------------------------------------------------------

    12. Type of Reporting Person (See Instructions)     IN
                                                   .........................
- ----------------------------------------------------------------------------
 ............................................................................

 ............................................................................

 ............................................................................

- ----------------------------------------------------------------------------

                            Page 2 of 5 pages

ITEM 1.

 (a) Name of Issuer International Shipholding Corporation

 (b) Address of Issuer's Principal Executive Offices
                                             650 Poydras Street, Suite 1700
                                             New Orleans, Louisiana 70130

ITEM 2.

 (a) Name of Person Filing   Erik Lee Johnsen

 (b)  Address of Principal Business Office or, if none, Residence
                                             650 Poydras Street, Suite 1700
                                             New Orleans, Louisiana 70130

 (c) Citizenship United States

 (d) Title of Class of Securities common stock, $1.00 par value

 (e) CUSIP Number 460321 20 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO sections 240.13D- 1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

 (a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

 (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

 (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

 (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

 (e) [ ]  An investment adviser in accordance with  section 240.13d-1(b)(1)
          (ii)(E);

 (f) [ ]  An employee benefit  plan or  endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

 (g) [ ]  A  parent  holding  company or control person in accordance with
          Section 240.13d-1(b)(1)(ii)(G);

 (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

 (j) [ ]  Group, in accordance with section 240.13d- 1(b)(1)(ii)(J).


                      Page 3 of 5 pages

ITEM 4.   OWNERSHIP.

 (a) Amount beneficially owned:       321,199     .
                               -------------------

 (b) Percent of class:         5.11      .
                      -------------------

 (c) Number of shares as to which the person has:

    (i) Sole power to vote or to direct the vote      321,159     .
                                                -------------------

   (ii) Shared power to vote or to direct the vote          0        .
                                                   -------------------

  (iii) Sole power to dispose or to direct the disposition of  321,159    .
                                                             -------------

   (iv) Shared power to dispose or to direct the disposition of    0       .
                                                               ------------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Of the securities reported in response to Item 4, three trusts, of which the reporting person is the trustee for the benefit of his two sons and one daughter, have the right to receive dividends from, and the proceeds from the sale of, a total 7,900 shares, which is less than five percent of the class of subject securities and which the reporting person disclaims beneficial ownership of; a limited partnership, of which the reporting person is one of the three general partners and in which the reporting person holds a .03% general partnership interest, has the right to receive dividends from, and the proceeds from the sale of, 40 shares, which is less than five percent of the class of subject securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     Not applicable

ITEM 10.  CERTIFICATION

     Not applicable



                                Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      February 14, 2001
                                                 --------------------------
                                                            Date


                                                    /s/ Erik L. Johnsen
                                                 --------------------------
                                                          Signature


                                                      Erik Lee Johnsen
                                                  Executive Vice President
                                                 --------------------------
                                                          Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE section 240.13d-7 for other parties for whom copies are to be sent.

   ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




                                Page 5 of 5 pages